UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

AMENDED
FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

Commission File Number 1-15401

ENERGIZER HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

ENERGIZER HOLDINGS, INC.
533 Maryville University Drive
St. Louis, Missouri  63141
(314) 985-2000

Energizer Holdings, Inc.
Savings Investment Plan

Index To Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements Of Net Assets Available For Benefits
Statements Of Changes In Net Assets Available For Benefits
Notes To Financial Statements

Supplemental Schedule

Report Of Independent Registered Public Accounting Firm On Supplemental Information
Schedule Of Assets Held At End Of Year

Signatures

Exhibit Index

Report Of Independent
Registered Public Accounting Firm

To The Plan Administrator
Energizer Holdings, Inc. Savings Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Energizer Holdings, Inc. Savings Investment Plan (the Plan) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8, the 2007 financial statements have been restated to correct an error relating to the exclusion of certain Plan assets.

/s/ RubinBrown LLP
St. Louis, Missouri
June 26, 2008 (except as to the restatement discussed in
Note 8, which is dated October 7, 2008)

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007		2006
	(As restated
	-- Note 8)
	(dollars in thousands)
Assets
Cash from merged plans (Note 8)	$159,890		$—

Investments, at fair value (Note 2)
Vanguard PRIMECAP Fund Investor Shares	28,868		25,264
Shares in registered investment companies	98,166		69,620
Vanguard 500 Index Fund Signal Shares	89,296	*	—
Vanguard 500 Index Fund Investor Shares	—		83,712	*
Vanguard Money Market Reserve Fund - Federal Portfolio	30,392		26,632
Vanguard Small-Cap Index Fund Signal Shares	30,644		—
Vanguard Small-Cap Index Fund Investor Shares	—		30,401	*
Vanguard Wellington Fund Investor Shares	68,531	*	68,284	*
Vanguard Windsor II Fund Investor Shares	57,231	*	57,912	*
Vanguard International Growth Fund	46,518	*	33,279	*
Vanguard Retirement Savings Trust	83,085	*	91,850	*
Common stock - Energizer Holdings, Inc. Stock	112,092	*	89,853	*
Loans to participants	9,454		9,287
Loans to participants from merged plans (Note 8)	2,465		—
Total Investments	656,742		586,094

Receivables:
Employer contributions	26		153
Participant contributions	103		—
Contributions from merged plans (Note 8)	5,569		—
Total Receivables	5,698		153

Total Assets	822,330		586,247

Liabilities
Accrued administrative expenses	29		29

Net Assets Available For Benefits	$822,301		$586,218

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS

	For The Years
	Ended December 31,
	2007	2006
	(As Restated
	-- Note 8)
	(dollars in thousands)
Additions To Net Assets Attributed To:
Investment Income
Interest income	$709	$627
Dividends income	29,454	21,885
Net appreciation in fair value of investments	47,679	64,219
	77,842	86,731
Contributions
Employer	5,666	5,676
Participant	21,279	19,419
	26,945	25,095

Total Additions	104,787	111,826

Deductions From Net Assets Attributed To:
Benefits paid	38,484	35,664
Administrative expenses	201	124

Total Deductions	38,685	35,788

Asset transfers in related to plan merger (Note 8)	169,981	—

Net Increase	236,083	76,038

Net Assets Available For Benefits - Beginning Of Year	586,218	510,180

Net Assets Available For Benefits - End Of Year	$822,301	$586,218

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2007 And 2006
(Dollars in thousands, except where stated otherwise)

1.      Description Of The Plan

The following is a summary description of the Energizer Holdings, Inc. Savings Investment Plan (the Plan) and provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan, established for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Energizer Holdings, Inc. (the Company) matching contributions.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  However, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.  It is the Company’s intent that the Plan meets the requirements of Section 404(c) of ERISA.  Section 404(c) relieves plan fiduciaries of liability for losses that are the direct and necessary result of the participant’s exercise of control over assets in the participant’s Plan account.

During 2006, the Plan was amended and restated in its entirety to adopt, among other things, certain provisions of the final 401(k)/401(m) regulations, which did not have a significant effect on Plan operations.

Effective during 2007, the Plan was amended to provide for (a) the automatic enrollment for all employees eligible to participate in the Plan and (b) the merger of all of the defined contributions plans sponsored by Playtex Products, Inc. (Playtex) or any of its affiliated companies into the Plan effective as of the close of December 31, 2007 and the participation of the employees of Playtex and its affiliated companies in the Plan effective as of January 1, 2008.

Plan Participation

Participation in the Plan is open to substantially all regular full and part-time domestic employees of the Company and its designated subsidiaries, including certain internationally assigned employees who are subject to the U.S. Federal Insurance Contributions Act tax.

Employees are automatically enrolled as Plan participants following 30 days of employment, unless they opt out of participation within 30 days or elect, if administratively feasible, to begin participation earlier.  Under the automatic enrollment process, contribution levels and investment choices are pre-determined, unless employees take action to increase/decrease contributions or change investment direction.

Contributions

Participants can contribute from 1% to 50% of their compensation as defined by the Plan in 1% increments on a before-tax basis, subject to Internal Revenue Service (IRS) limits.  Employees who are automatically enrolled in the Plan contribute 6% on a before-tax basis, unless they take action to change the contribution percentage.  Before-tax contributions not exceeding 6% of the participant’s compensation are matched 50% by the Company.

After-tax contributions not exceeding 1% of the participant’s compensation are matched 325% by the Company.  This match is separately credited to a participant’s PensionPlus Match Account in the Energizer Holdings, Inc. Retirement Plan, the Company’s non-contributory defined benefit pension plan covering substantially all domestic employees.  Participants may also contribute an additional 1% to 21% of their compensation on an after-tax basis that is not matched by the Company, subject to IRS and Plan limits.  Therefore, participants may contribute a total of 1% to 22% of compensation on an after-tax basis.  Employees who are automatically enrolled in the Plan who take no action to change the automatic enrollment choice contribute 1% on an after-tax basis.

Combined before-tax and after-tax participant contributions may not exceed 72% of compensation, as limited by federal income tax laws and Plan terms.  The total of before-tax, after-tax and Company matching contributions allocated to participants’ accounts is limited to the lesser of $45 or 100% of the participants’ compensation as defined by the Plan for the calendar year 2007.  The total of before-tax, after-tax and Company matching contributions allocated to participants’ accounts is limited to the lesser of $44 or 100% of the participants’ compensation as defined by the Plan for the calendar year 2006.

Investment Options

All participant contributions and Company matching contributions are invested at the participant’s direction in the investment funds offered by the Plan and selected by the participant.

Vesting

Employee before-tax and after-tax contributions and earnings thereon vest immediately.  Company matching contributions and earnings thereon vest over a period of four years at a rate of 25% per year for each year of service.  Participants are 100% vested in Company matching contributions and earnings thereon after four years of service.  In the event of a participant’s attainment of age 65, retirement (termination of employment after age 55), death, or total and permanent disability, Company contributions and earnings thereon become 100% vested, even if the participant has been credited with fewer than four years of service.

Plan In-Service Withdrawals

In-service withdrawals of before-tax contributions may be made prior to termination or retirement in the event of financial hardship or any time after the participant attains age 59½.  For all participants, hardship distributions are limited to the amount required to meet the need created by the hardship.  After-tax contributions and earnings thereon may be withdrawn at any time.

Participant Loans

Participants may borrow from their accounts subject to the provisions of the Plan.  Loans are limited in the aggregate to the lesser of 50% of the vested amount in the participant’s account or $50, reduced by the highest outstanding participant loan balance in the one year period ending immediately before the date of the new loan.  The minimum loan amount is $1.  Participants pay interest on such loans, at a fixed rate of 1% above the prime rate on the date of the loan.  Participant loans can be short or long-term, up to a maximum loan period of five years for general-purpose loans and 10 years for the purchase of a principal residence.  Loan repayments are made through payroll deduction each pay period.  Participants must agree orally (ratified by subsequent cashing of the loan check), electronically, or in writing to the terms of the loan.  In the event of the participant’s termination, the unpaid balance, if not repaid, will be subtracted from the participant’s final distribution.

Forfeitures

Upon the participant’s termination of employment, any Company matching contributions and the earnings thereon that are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes additional years of service.  Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan.  Forfeitures were $98 and $58 for the years ended December 31, 2007 and 2006, respectively.

Plan Administration

The Plan is administered by the Energizer Plans Administrative Committee (EPAC).  EPAC, which reviews and determines benefit appeals by participants, has the exclusive right to interpret the Plan and to decide matters arising under the Plan or in connection with its administration, including determination of eligibility for, and the amount of distributions and withdrawals.  Members of the EPAC are Company employees and are appointed by the Company’s Board of Directors.  They are listed as follows:

Daniel J. Sescleifer	Executive Vice President and Chief Financial Officer
William C. Fox	Vice President and Treasurer
Peter J. Conrad	Vice President, Human Resources
John J. McColgan	Vice President and Controller
Joseph J. Tisone	Vice President, Global Operations –Household Products
Geraldine S. Auger	Vice President, HR Programs
David S. VerNooy	Vice President, Research Development and Engineering –Schick-Wilkinson Sword

Vanguard Fiduciary Trust Company (Vanguard) is Trustee of the assets of the Plan.  As Trustee, Vanguard has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Plan Termination

The Company may, by action of its Board of Directors, terminate the Plan with respect to all participating companies.  In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant’s account shall be distributed to the participant or for the participant’s benefit.

2.      Summary Of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below:

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting, except that distributions to participants are recorded when paid.

Investment Valuation

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Units of the Retirement Savings Trust are valued at net asset value at year-end.  The ENR Stock Fund is recorded at fair value, based on the closing market price of the stock on the last business day of the Plan year.  Notes receivable from participants are valued at cost, which approximates fair value.

Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Investments that represent 5% or more of the Plan net assets are separately identified in the “Statements of Net Assets Available for Plan Benefits”.

Income Recognition

Interest income is recognized when earned and dividend income is recognized on the date of record.  Realized and unrealized gains and losses are determined using the average cost method.

Use of Estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting period.  Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The adjustment to contract value is immaterial for 2007 and 2006.  The statement of changes in net assets available for benefits is prepared on a contract-value basis.

3.      Related Party and Party-in-Interest

The Company, as Plan sponsor, is a related party to the Plan.  At December 31, 2007 and 2006, the Plan held shares of ENR Stock with a market value of $112,092 and $89,853, respectively.  The Plan purchased $13,322 and sold $37,071 of ENR Stock for the year ended December 31, 2007 and for the year ended December 31, 2006, the Plan purchased $9,011 and sold $42,227.

Vanguard as Trustee of the Plan’s assets is a party-in-interest as defined by ERISA.  For Plan assets managed by Vanguard, the Plan held $532,731 and $486,954 of investment funds and short-term investments at December 31, 2007 and 2006, respectively.  Of these investments, the Plan purchased $277,957 and sold $84,762 for the year ended December 31, 2007 and for the year ended December 31, 2006, the Plan purchased $140,701 and sold $107,585.

These transactions are exempt party-in-interest transactions under Section 408(b)(8) of the ERISA statutes.

4.      Income Tax Status

The Plan received a favorable letter of determination from the Internal Revenue Service dated March 27, 2003, indicating compliance with section 401(a) of the Internal Revenue Code and exemption under the provisions of section 501(a).  Thus, a provision for a federal income tax is not required in the accompanying financial statements.  Effective January 1, 2006, the Plan was amended and restated and the Company has applied for a new determination letter from the Internal Revenue Service.  The Plan has been amended since filing for the new determination letter.  However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

5.      Investments

For the year ended December 31, 2007 and 2006, the Plan’s investments, including Plan investments held by Vanguard, appreciated by $47,679 and $64,219 respectively, as follows.  Amounts include gains and losses on investments sold as well as held during the year and are broken out for investments that represent 5% or more of the Plan’s net assets.

	For the Years
	Ended December 31,
	2007	2006
Net appreciation in fair market value
Vanguard 500 Index Fund Signal Shares	$3,108	$—
Vanguard 500 Index Fund Investor Shares	—	10,001
Vanguard Wellington Fund Investor Shares	353	3,240
Vanguard Windsor II Fund Investor Shares	(5,608)	5,239
Vanguard Small-Cap Index Fund Signal Shares	(33)	—
Vanguard Small-Cap Index Fund Investor Shares	—	3,757
Energizer Holdings, Inc. Common Stock	45,988	33,658
Vanguard International Growth Fund	1,437	2,939
Other	2,434	5,385

Net Assets Available For Benefits	$47,679	$64,219

6.      Form 5500

For the year ended December 31, 2007 and 2006, there were no reconciling items between the Plan and Form 5500.

7.      Recent Accounting Pronouncements

On September 20, 2006, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157).  SFAS 157 establishes an authoritative definition of fair value, sets out a hierarchy for measuring fair value, and requires additional disclosures about the inputs used to develop the measurements of fair value and the effects of certain measurements reported in the statement of operations for a fiscal period.  The application of SFAS 157 will be effective for the Plan’s fiscal year beginning January 1, 2008.  The adoption of SFAS 157 is not anticipated to have a material impact on the Plan’s financial statements.

8.      Plan Merger

On October 1, 2007, the Company acquired all of the issued and outstanding shares of common stock of Playtex Products, Inc. (Playtex) (the Acquisition).  As a result of the Acquisition, the Company acquired all assets and assumed all liabilities of Playtex and its affiliated companies.  Effective as of December 31, 2007, the Company merged the following Playtex plans into the Plan:  Playtex Ohio Hourly Employees Retirement and Savings Plan, Playtex Profit-Sharing Retirement Plan, Playtex Products, Inc. Hourly Employees’ Retirement Plan and the Tanning Research Laboratories, Inc. Profit Sharing and Retirement Savings Plan (the Playtex DC Plans).

Certain assets related to the merger of the Playtex DC Plans were originally excluded from the financial statements, but have been included in the restated financial statements.  As a result of the restatement, net assets available for benefits at December 31, 2007 increased by $169,981.

9.      Subsequent Event

All employees of Playtex and its affiliated companies became participants in the Plan effective January 1, 2008.  On January 2, 2008, all cash received by the Plan as a result of the Playtex DC Plans merger was allocated to participant accounts by Vanguard.

Supplemental Schedule

Report Of Independent Registered Public
Accounting Firm On Supplementary Information

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP
June 26, 2008 (except as to the restatement discussed
   in Note 8, which is dated October 7, 2008)

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN

EIN 43-1863181   PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007
(Dollars in Thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

*	Vanguard Group	PRIMECAP Fund Investor Shares	$ 25,310	$ 28,868
*	Vanguard Group	500 Index Fund Signal Shares	87,509	89,296
*	Vanguard Group	Money Market Reserve Fund - Federal Portfolio	30,392	30,392
*	Vanguard Group	Wellington Fund Investor Shares	63,754	68,531
*	Vanguard Group	Windsor II Fund Investor Shares	54,281	57,231
*	Vanguard Group	International Growth Fund	40,947	46,518
*	Vanguard Group	Small-Cap Index Fund Signal Shares	30,870	30,644
*	Vanguard Group	Explorer Fund	11,174	11,256
*	Vanguard Group	Bond Market Index Signal	24,374	24,940
*	Vanguard Group	Forward International Sml Companies Fund Institutional Class	5,882	5,685
*	Vanguard Group	STI Classic Small Cap Value Equity Fund Signal Shares	2,778	2,778
*	Vanguard Group	Target Retirement 2005 Fund	1,763	1,819
*	Vanguard Group	Target Retirement 2010 Fund	8,286	8,740
*	Vanguard Group	Target Retirement 2015 Fund	9,683	10,067
*	Vanguard Group	Target Retirement 2020 Fund	9,284	9,779
*	Vanguard Group	Target Retirement 2025 Fund	7,197	7,446
*	Vanguard Group	Target Retirement 2030 Fund	5,670	5,949
*	Vanguard Group	Target Retirement 2035 Fund	3,755	3,897
*	Vanguard Group	Target Retirement 2040 Fund	1,780	1,832
*	Vanguard Group	Target Retirement 2045 Fund	1,845	1,873
*	Vanguard Group	Target Retirement 2050 Fund	518	534
*	Vanguard Group	Target Retirement Income	1,545	1,571
		Total Investment in Shares in Registered Investment Company	428,597	449,646

*	Vanguard Group	Vanguard Retirement Saving Trust (Common/Collective Trust)	83,085	83,085
		Total Investment in Common/Collective Trust	83,085	83,085

*	Energizer Holdings,	ESOP Common Stock - Participant directed	40,566	112,092
	Inc.	Total Investment in Common Stock	40,566	112,092

*	Participant Loans	Notes Receivable from Participants (various maturity dates,	—	9,454
		5.00% to 10.50% interest)
		Notes Receivable from merged plan (various maturity dates,	—	2,465
		5.00% to 9.50% interest)
		Total Notes Receivable	—	11,919

			$ 552,248	$ 656,742

* Investment represents allowable transaction with a party-in-interest.

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, Energizer Holdings, Inc., as Plan Administrator of the Savings investment Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ENERGIZER HOLDINGS, INC.
By: _____________________________________________
Daniel J. Sescleifer
Executive Vice President and Chief Financial Officer

October 17, 2008

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Accountants